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                          October 28, 2022

       John Marchetti
       Chief Financial Officer
       Dragonfly Energy Holdings Corp.
       1190 Trademark Drive #108
       Reno, Nevada 89521

                                                        Re: Dragonfly Energy
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 21,
2022
                                                            File No. 333-267983

       Dear John Marchetti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeeho M. Lee